U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 12b-25

Commission File Number: 000-50092

               Notification of Late Filing
 (Check One):
 [ X ]  Form  10-KSB [ ] Form  20-F  [ ] Form  11-K  [ ] Form  10-QSB [ ] Form N-SAR
 For Period Ended:         March 31, 2003
           [  ]  Transition  Report on Form  10-K
          [  ]  Transition  Report  on Form  20-F
          [  ]  Transition  Report on Form 11-K
          [  ]  Transition  Report  on  Form  10-Q
          [  ]  Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

TECH-NET COMMUNICATIONS, INC.

Full Name of Registrant

NOT APPLICABLE

Former Name if Applicable

OCEANIC BUSINESS CENTER, SUITE 2000
1066 WEST HASTINGS STREET

Address of Principal Executive Office (Street and Number)

VANCOUVER, BRITISH COLUMBIA, CANADA V6E 3X2

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c) The accountant's  statement  or  other  exhibit  required  by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,  N-SAR,  or the  transition  report or portion  thereof  could not be file within the prescribed period.

Management was unable to obtain necessary business information in time for filing.  Such information is required in order to prepare a complete filing. The Company expects to file within the extension period.

Part IV - Other Information

 (1) Name and telephone number of person to contact in regard to this notification.

Michael A. Cane         (702)                             312-6255

(Name)                       (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X  ] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [ ] Yes [ X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TECH-NET COMMUNICATIONS, INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 2003                                  By:    /s/ Jayeson Carmichael

                                                                            _________________________

                                                                               Jayeson Carmichael

                                                                               Principal Executive Officer

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